Evoke Pharma, Inc.

420 Stevens Avenue, Suite 370

Solana Beach, CA 92075

January 4, 2021

VIA EDGAR

Mr. Alan Campbell

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Evoke Pharma, Inc.
Registration Statement on Form S-3
Filed December 22, 2020
File No. 333-251614

Dear Mr. Campbell:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf Evoke Pharma, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, January 6, 2021, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Cheston J. Larson, Esq. of Latham & Watkins LLP at (858) 523-5435. Thank you for your assistance and cooperation in this matter.

Very truly yours,

EVOKE PHARMA, INC.

By:	/s/ Matthew J. D’Onofrio
Matthew J. D’Onofrio
Executive Vice President, Chief Business Officer, Treasurer and Secretary

cc:	Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP
Anthony Gostanian, Esq., Latham & Watkins LLP